Exhibit 99 (d)(2)
Rider
Overloan Protection
This Rider is part of your Policy. It is subject to the Policy terms. If the terms of the Rider and Policy differ, the Rider controls.
If issued at the same time as the Policy, this Rider becomes effective on the Policy Date shown on Page 3. Except as described, below the Benefit and Charge Data will then be shown on Page 3, Continued. If issued after the Policy, this Rider becomes effective on the Rider Date. The Benefit and Charge Data will then be shown below.
There are no charges to add this Rider to your Policy. The Overloan Protection Benefit Charge is only assessed if the Rider Benefit is exercised.
Benefit and Charge Data
See “Policy Specifications” on Page Three of the Policy

Policy Number: 1234567	Insured: John Doe

Rider Date: 01/01/2009	Premium: $0.00
Overloan Protection Benefit
This Rider’s Benefit, when exercised, will prevent the Policy from lapsing due to outstanding policy loans. This Rider must be exercised by you in order to provide this protection. To exercise this rider:
(a)	All the conditions listed below must be satisfied; and

(b)	You must provide Notice to us; and

(c)	You must pay the Overloan Protection Benefit Charge.
Conditions
In order for you to be able to exercise the Rider, all of the conditions listed below must be met.
(a)	The Policy loan amount must equal or exceed the lesser of (a) and (b), where
(1)	is 94% of the Cash Surrender, and

(2)	is 99% of the Cash Surrender Value minus the Overloan Benefit Protection Charge.
(b)	The Policy must be in force for at least 15 Policy Years.

(c)	At time of exercise, the Insured’s Attained Age must be at least 75 but less than 121.

(d)	Death Proceeds Option A must be in effect, or if Death Proceeds Option B is in effect, you must change to Death Proceeds Option A before you exercise the Rider Benefit.

(e)	The Cash Surrender Value less the loan amount must be sufficient to cover the Overloan Protection Benefit Charge.

Form 008-VOR-1	Ohio National Life Assurance Corporation	Page 1 of 3

(f)	The Policy loan amount must be greater than the sum of the total Stated Amount which includes the Stated Amount from any Additional Coverage Life Insurance Rider attached to the Policy.

(g)	The policy must not be a Modified Endowment Contract as defined in Section 7702A of the Internal Revenue Code of 1986 either before or after exercising this Rider.
Effect on Your Policy
When the Overloan Protection Benefit in this Rider is exercised, the following changes will be made to your Policy:
(a)	No further changes to the Policy or coverage can be made, including increasing or decreasing the Stated Amount.

(b)	No additional premium payments can be paid.

(c)	Any values in the variable subaccounts will immediately be transferred to the General Account. Transfer fees will not apply.

(d)	Transfers from the General Account will not be allowed.

(e)	Additional Policy Loans or Partial Surrenders will not be allowed.

(f)	No further Monthly Charges will be taken.

(g)	The outstanding Policy loan amount will remain and the entire Policy loan amount will be treated as a Preferred Loan amount for purposes of loan interest charges and interest crediting. Interest will be charged at the Preferred Loan rate provided in the Interest provision in the Loans section of the Policy.

(h)	Interest will be credited on the Loan Collateral as provided in the Loan Collateral provision in the Loans section of the Policy.

(i)	If a loan Repayment is made, the Loan Collateral in the General Account will be reduced by the amount of the payment and the General Account will be increased by the amount of the payment.

(j)	Any applicable lapse protection included in the Policy or in any rider or endorsement attached thereto, other than this Rider, will no longer apply.

(k)	Any rider requiring a monthly deduction will be automatically terminated.

(l)	The Policy’s Death Proceeds will be equal to the greater of the Stated Amount and Accumulation Value times the guideline premium test factor shown in the Benefits provision of the Policy. The Death Proceeds will be reduced by any loans then in effect.
You may only exercise this Rider one time. If this Rider is exercised, the effects listed above will govern until the Policy and this Rider terminate.

Form 008-VOR-1	Ohio National Life Assurance Corporation	Page 2 of 3

Overloan Protection Benefit Charge
There is a one-time charge equal to the Cash Surrender Value on the Process Day this Rider is exercised, multiplied by the Overloan Protection Benefit Charge, which varies by the Attained Age of the Insured on that Process Day. The maximum Overloan Protection Benefit Charge for Attained Ages 75 – 99 are shown in the attached table of rates. There is no Overloan Protection Benefit Charge if the Benefit is never exercised.
Percentage deduction from Account Value upon exercise
(All classes, genders, and bands)

Age at		Age at		Age at		Age at
Exercise	Guaranteed	Exercise	Guaranteed	Exercise	Guaranteed	Exercise	Guaranteed

75	6.71%	87	4.63%	99	0.35%	110	0.33%
76	6.67%	88	4.19%	100	0.33%	111	0.33%
77	6.61%	89	3.68%	101	0.33%	112	0.33%
78	6.53%	90	3.07%	102	0.33%	113	0.33%
79	6.44%	91	2.34%	103	0.33%	114	0.33%

80	6.32%	92	1.69%	104	0.33%	115	0.33%
81	6.18%	93	1.14%	105	0.33%	116	0.33%
82	6.01%	94	0.70%	106	0.33%	117	0.33%
83	5.81%	95	0.44%	107	0.33%	118	0.33%
84	5.58%	96	0.41%	108	0.33%	119	0.33%

85	5.31%	97	0.39%	109	0.33%	120	0.33%
86	5.00%	98	0.37%

Termination of Rider
This Rider terminates on the earliest of the following:
(a)	the day the policy terminates; or

(b)	the day the Insured’s attained Age is 121.
The Rider cannot be reinstated after it terminates.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 008-VOR-1	Ohio National Life Assurance Corporation	Page 3 of 3